

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 25, 2010

Via US Mail and Facsimile: (513) 824-3389

Kenneth W. Lowe
Chairman, President and Chief Executive Officer
Scripps Networks Interactive, Inc.
312 Walnut Street
Cincinnati, OH 45202

> **Re:** **Scripps Networks Interactive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-34004**

Dear Mr. Lowe:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director